Exhibit 99.1

QIWI ANNOUNCES ACQUISITION OF BLESTGROUP ENTERPRISES LIMITED

MOSCOW, RUSSIA – December 27, 2013 – QIWI plc, (NASDAQ: QIWI) today announced acquisition of Blestgroup Enterprises Limited.

Prior to the acquisition QIWI owned 37.5% in Blestgroup Enterprises Limited, the company that holds a long-term contract on terminal placement in 1,272 spaces of X5 retail network in Russia. Upon completion of the deal, QIWI will own 100% of Blestgroup Enterprises Limited.

“We are pleased to announce acquisition of Blestgroup,” said Alexander Karavaev, QIWI’s chief financial officer. “This deal will allow us to further strengthen our QIWI Distribution business by providing our agents with some of the best locations across Russia.”

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed approximately 15 million virtual wallets, over 167,000 kiosks and terminals, and enabled merchants to accept over RUB 47 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Yakov Barinskiy

Head of Investor Relations

+7.499.709.0192

ir@qiwi.com